UNITED STATES
SECURITIES AND EXCHANGE  COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___)
Revlon, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
761525609
(CUSIP Number)
Eric S. Wagner
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York
10176 (212) 880-9845
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 9, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1		NAMES OF REPORTING PERSONS Mittleman Brothers, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 2,835,563 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,835,563 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,831,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON HC
* The amounts set forth in rows 8 and 10 include 2,000 shares owned by David J. Mittleman and 1,880 shares owned by Philip C. Mittleman, in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.  The amounts set forth in rows 8 and 10 also include 800 shares beneficially owned by the Reporting Person in accounts managed by Mittleman Investment Management, LLC.
** The amount set forth in row 11 excludes 2,000 shares owned by David J. Mittleman and 1,880 shares owned by Philip C. Mittleman, in respect of which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS Master Control LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 2,835,563 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,835,563 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,831,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON HC
* The amounts set forth in rows 8 and 10 include 2,000 shares owned by David J. Mittleman and 1,880 shares owned by Philip C. Mittleman, in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.
** The amount set forth in row 11 excludes 2,000 shares owned by David J. Mittleman and 1,880 shares owned by Philip C. Mittleman, in respect of which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS Mittleman Investment Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 2,835,563 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,835,563 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,831,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON HC
* The amounts set forth in rows 8 and 10 include 2,000 shares owned by David J. Mittleman and 1,880 shares owned by Philip C. Mittleman, in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.
** The amount set forth in row 11 excludes 2,000 shares owned by David J. Mittleman and 1,880 shares owned by Philip C. Mittleman, in respect of which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS Christopher P. Mittleman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 2,835,563 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,835,563 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,831,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON IN
* The amounts set forth in rows 8 and 10 include 2,000 shares owned by David J. Mittleman and 1,880 shares owned by Philip C. Mittleman in respect of which the Reporting Person otherwise disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.  The amounts set forth in rows 8 and 10 also include 8,535 shares beneficially owned by the Reporting Person in accounts managed by Mittleman Investment Management, LLC.
** The amount set forth in row 11 excludes 2,000 shares owned by David J. Mittleman and 1,880 shares owned by Philip C. Mittleman for which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS David J. Mittleman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 2,000
NUMBER OF	8	SHARED VOTING POWER 2,835,563 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 2,000
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,835,563 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,833,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON IN
* The amounts set forth in rows 8 and 10 include 1,880 shares owned by Philip C. Mittleman in respect of which the Reporting Person otherwise disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.
** The amount set forth in row 11 excludes 1,880 shares owned by Philip C. Mittleman for which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS Philip C. Mittleman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 1,880
NUMBER OF	8	SHARED VOTING POWER 2,835,563 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 1,880
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,835,563 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,833,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON IN
* The amounts set forth in rows 8 and 10 include 2,000 shares owned by David J. Mittleman in respect of which the Reporting Person otherwise disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.
** The amount set forth in row 11 excludes 2,000 shares owned by David J. Mittleman for which the Reporting Person disclaims beneficial ownership.

This Schedule 13D (this "Statement") is an initial filing by the undersigned relating to shares of Class A Common Stock of Revlon, Inc. (the "Issuer").
Item 1.	Security and Issuer.
This Statement relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of the Issuer.  The principal executive offices of the Issuer are located at One New York Plaza, New York, New York 10004.
Item 2.	Identity and Background.
(a) This Statement is jointly filed by and on behalf of each of each of (i) Mittleman Brothers, LLC, a New York limited liability company ("Mittleman Brothers"); (ii) Master Control LLC, a Delaware limited liability company ("Master"); (iii) Mittleman Investment Management, LLC, a New York limited liability company and an SEC registered investment advisory firm ("MIM"); (iv) Christopher P. Mittleman; (v) David J. Mittleman; and (vi) Philip C. Mittleman.  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is a party to a Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
MIM provides investment advice to institutional clients, high net worth individuals, and pooled investment vehicles ("Managed Portfolios").  As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of Common Stock held by such Managed Portfolios.  The Managing Members of Mittleman Brothers are Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman.  Mittleman Brothers is the sole member of Master and Master is the sole member of MIM.  Mittleman Brothers and Master may be deemed to beneficially own securities beneficially owned by MIM.  As a result, Mittleman Brothers and Master may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that MIM may have with respect to the Common Stock held by the Managed  Portfolios.  Each of Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman is an executive officer of MIM and by virtue of such relationship may be deemed to beneficially own the shares of Common Stock beneficially owned by MIM.  Each of the Reporting Persons declares that the filing of this statement should not be construed as an admission that such person is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.
The officers, directors and control persons of MIM, Master and Mittleman Brothers and, to the extent that such persons are not also Reporting Persons, their business addresses, principal occupations and citizenship are set forth on Schedule A and incorporated by reference in this Item 2.
(b) The principal business address of each of the Reporting Persons is 105 Maxess Road, Suite 207, Melville, New York 11747.
(c) The principal business of MIM is acting as an SEC registered investment adviser.  The principal business of Master is being a member of MIM.  The principal business of Mittleman Brothers is being a member of Master and one or more affiliates of Master.  The principal business of Christopher P. Mittleman is serving as the Managing Partner and Chief Investment Officer of MIM.  The principal business of David J. Mittleman is serving as the Managing Partner and Chief Client Relationship Officer of MIM.  The principal business of Philip C. Mittleman is serving as the Chief Executive Officer, President and Managing Partner of MIM.
(d) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mittleman Brothers and MIM are organized under the laws of the State of New York.  Master is organized under the laws of the State of Delaware.  Each of Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.
To acquire the Common Stock, the Reporting Persons used aggregate funds of $71,908,919.  Such funds were from investment advisory accounts managed by MIM; provided that shares of Common Stock held directly by David J. Mittleman and Philip C. Mittleman in their personal accounts were acquired using such individuals' personal funds.
Item 4.	Purpose of Transaction.
The shares of Common Stock covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.
As investors in the Issuer, the Reporting Persons plan to have general discussions with representatives of the Issuer regarding various matters relating to the business and operations of the Issuer.  The Reporting Persons have also had and may continue to have conversations with other stockholders of the Issuer.  In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer ; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.
The Reporting Persons intend to send the letter attached Exhibit 99.2 to the Issuer's Chief Executive Officer and Board of Directors.
In addition, the Reporting Persons also intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, changes to the composition of the board of directors, price levels of the common stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons  may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional securities of the Issuer in open market or privately negotiated transactions;(ii) selling all or part of the securities of the Issuer owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing.  Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.

Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 52,615,412 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 4, 2017.  The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in rows 11 and 13 on the cover pages hereto.
Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
(b)           Number of shares as to which each Reporting Person has:
(i) sole power to vote or to direct the vote:
                     See row 7 on the cover pages hereto.
(ii) shared power to vote or to direct the vote:
                     See row 8 on the cover pages hereto.
(iii) sole power to dispose or to direct the disposition of:
                      See row 9 on the cover pages hereto.
(iv) shared power to dispose or to direct the disposition of:
                      See row 10 on the cover pages hereto.

(c) Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.
(d) Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.  No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On August 21, 2017, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.
Except as otherwise described herein, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1.	Joint Filing Agreement
Exhibit 99.2.	Letter to Chief Executive Officer and Board of Directors

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information with respect to it set forth in this statement is true, complete and correct.
Dated: August 21, 2017
MITTLEMAN BROTHERS, LLC

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Managing Member

MASTER CONTROL LLC

By:	/s/ Philip C. Mittleman
Name:	Philip C. Mittleman
Title:	Managing Partner

MITTLEMAN INVESTMENT MANAGEMENT, LLC

By:	/s/ Stephen G. Bondi
Name:	Stephen G. Bondi
Title:	Chief Compliance Officer & Chief Financial Officer

CHRISTOPHER P. MITTLEMAN

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Managing Partner and Chief Investment Officer

/s/ Christopher P. Mittleman
Christopher P. Mittleman

/s/ David J. Mittleman
David J. Mittleman

/s/ Philip C. Mittleman
Philip C. Mittleman

SCHEDULE A
Control Persons Information
The name, title, present principal occupation or employment, principal business address and citizenship of each director and executive officer, and each person controlling, Mittleman Brothers, Master and MIM is set forth below.
Name	Title	Principal Occupation	Principal Business Address	Citizenship
Christopher P. Mittleman	Chief Investment Officer / Managing Partner of MIM	See Item 2(c)	See Item 2(b)	See Item 2(f)
David J. Mittleman	Chief Client Relationship Officer / Managing Partner of MIM	See Item 2(c)	See Item 2(b)	See Item 2(f)
Philip C. Mittleman	Chief Executive Officer and President / Managing Partner of MIM	See Item 2(c)	See Item 2(b)	See Item 2(f)

SCHEDULE B
Transactions of the Reporting Persons Effected During the Past 60 Days
Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.
Transaction Date	Reporting Person	Amount of Shares Acquired	Weighted Average Price(1)	Low Price(1)	High Price(1)
06/20/17	Mittleman Investment Management, LLC	24,800	$23.01	$23.01	$23.01
06/27/17	Mittleman Investment Management, LLC	400	$23.72	$23.72	$23.72
06/30/17	Mittleman Investment Management, LLC	28,000	$23.71	$23.70	$24.60
07/03/17	Mittleman Investment Management, LLC	3,000	$23.86	$23.81	$24.09
07/05/17	Mittleman Investment Management, LLC	5,595	$23.22	$23.21	$23.80
07/06/17	Mittleman Investment Management, LLC	18,600	$22.91	$22.90	$23.14
07/07/17	Mittleman Investment Management, LLC	5,710	$23.04	$22.85	$23.38
07/10/17	Mittleman Investment Management, LLC	5,264	$22.65	$22.64	$23.13
07/11/17	Mittleman Investment Management, LLC	8,000	$22.45	$22.44	$22.67
07/12/17	Mittleman Investment Management, LLC	3,076	$22.19	$22.06	$22.43
07/13/17	Mittleman Investment Management, LLC	1,065	$21.84	$21.54	$22.44
07/14/17	Mittleman Investment Management, LLC	2,125	$21.50	$21.26	$21.76
07/17/17	Mittleman Investment Management, LLC	460	$21.48	$21.44	$22.33
07/18/17	Mittleman Investment Management, LLC	3,000	$20.62	$20.62	$20.62
07/19/17	Mittleman Investment Management, LLC	1,000	$20.64	$20.64	$20.64
07/28/17	Mittleman Investment Management, LLC	2,560	$20.43	$20.27	$20.80
07/31/17	Mittleman Investment Management, LLC	900	$19.94	$19.94	$19.94
08/01/17	Mittleman Investment Management, LLC	34,300	$19.17	$19.16	$19.50
08/02/17	Mittleman Investment Management, LLC	40,450	$18.36	$18.36	$18.36
08/03/17	Mittleman Investment Management, LLC	27,186	$17.84	$17.84	$17.84
08/04/17	Mittleman Investment Management, LLC	83,000	$16.04	$16.04	$16.04
08/08/17	Mittleman Investment Management, LLC	35,000	$18.86	$18.86	$18.86
08/09/17	Mittleman Investment Management, LLC	60,564	$18.55	$18.55	$18.55
08/10/17	Mittleman Investment Management, LLC	1,200	$18.55	$18.55	$18.55
08/11/17	Mittleman Investment Management, LLC	31,150	$18.37	$18.37	$18.83
08/15/17	Mittleman Investment Management, LLC	15,360	$18.35	$17.97	$18.90
08/16/17	Mittleman Investment Management, LLC	7,875	$18.21	$17.98	$18.32
08/17/17	Mittleman Investment Management, LLC	25,000	$17.46	$17.44	$17.87
08/18/17	Mittleman Investment Management, LLC	65,230	$17.47	$17.28	$17.75
08/21/17	Mittleman Investment Management, LLC	46,600	$17.15	$16.95	$17.34

Transaction Date	Reporting Person	Amount of Shares Sold	Weighted Average Price(1)	Low Price(1)	High Price(1)
07/06/17	Mittleman Investment Management, LLC	1,800	$22.80	$22.80	$22.80
07/12/17	Philip C. Mittleman	11,800	$22.23	$22.12	$22.25
07/13/17	Mittleman Investment Management, LLC	150	$21.74	$21.74	$21.74
07/18/17	Philip C. Mittleman	5,500	$20.55	$20.53	$20.58
08/03/17	Mittleman Investment Management, LLC	2,750	$18.00	$18.00	$18.00
08/07/17	Mittleman Investment Management, LLC	115	$17.99	$17.99	$17.99
08/11/17	Philip C. Mittleman	20	$17.95	$17.95	$17.95
08/17/17	Mittleman Investment Management, LLC	389	$17.77	$17.74	$17.84

(1) Prices include commissions. The Reporting Person undertakes to provide upon request of the SEC staff full information regarding the number of shares acquired or sold at each separate price.